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CLIENT/MATTER NUMBER

115846-0115

April 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Gary Guttenberg and Laura Crotty

Re:         ThermoGenesis Holdings, Inc.
Registration Statement on Form S-1
Filed April 12, 2022
File No. 333-264242

Ladies and Gentlemen:

On behalf of ThermoGenesis Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated April 18, 2022, to Jeffery Cauble, Principal Financial and Accounting Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-264242) (the “Registration Statement”). The comment of the Staff is repeated below (in bold and italics), followed by the Company’s response (in regular type).

Registration Statement on Form S-1

Cover Page

1.

We note that your disclosure that the offering will commence “as soon as practical after this Registration Statement is declared effective.” Please also disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Company Response: Pursuant to the Staff’s comment and our subsequent conversation with Mr. Guttenberg of the Staff, the Company has revised the cover page of the prospectus, which forms a part of the Registration Statement, to include the following statement: “This offering will terminate on            , 2022 unless the offering is fully subscribed before that date or we decide to terminate the offering (which we may do at any time in our discretion) prior to that date.” As discussed with Mr. Guttenberg, the date in the foregoing sentence will be left blank until the date on which the effectiveness date of the Registration Statement is known, and thereafter the blank will be completed as a part of the final prospectus.

* * *

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

April 28, 2022

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at 813-225-4122.

Very truly yours, /s/ Curt P. Creely

cc: Jeffrey Cauble, Chief Financial Officer